EXHIBIT A

IDENTIFICATION OF SUBSIDIARIES

Foxconn Holding Limited is a subsidiary of Hon Hai Precision Industry Co., Ltd. Foxconn Holding Limited was the record owner of the shares of Common Stock of Alliance Fiber Optic Products, Inc. reported as beneficially owned by Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited on the Schedule 13G and Amendment No. 1 to Schedule 13G of Hon Hai Precision Industry Co., Ltd. previously filed with the Securities and Exchange Commission.